Exhibit 99.1

GENFIT to Present Latest ACLF Research at EASL Congress 2025

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), May 5, 2025 - GENFIT (Nasdaq and Euronext: GNFT), a biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announces its participation at the European Association for the Study of the Liver (EASL) Annual Congress 2025 with six posters presenting the latest research in ACLF and multiple events highlighting the growing importance of ACLF within the hepatology community.

I.	Posters

Six posters have been accepted for presentation at EASL Congress mainly covering several of GENFIT’s assets positioned in ACLF and, including, GENFIT’s latest work on Real-World data in ACLF.

ACLF

Poster #1: Intraperitoneal administration of investigational drug VS-01 captures accumulated metabolites in patients with acutely decompensated liver cirrhosis

Poster: FRI-172

Author/s: Olaf Tyc, Bérénice Alard, Meriam Kabbaj, Jérémy Magnanensi, Martin Sebastian Schulz, Sabine Klein, Robert Schierwagen, Sakina Sayah Jeanne, Stéphanie Ferreira, Dean Hum, Bart Staels, Katharina Staufer, Jonel Trebicka, Frank Erhard Uschner

Session: Cirrhosis and its complications: ACLF and Critical Illness

Poster #2: Efficacy of the apoptosis-signal-regulating kinase 1 (ASK1) inhibitor SRT-015 in vivo and in vitro pathogen-associated molecular patterns (PAMPs)-induced disease models

Poster: THU-187

Author/s: Vanessa Legry, Manon Clarisse, Simon Debaecker, Nicolas Stankovic Valentin, Philippe Poulain, Dean Hum, Bart Staels, Joan Claria, Sakina Sayah Jeanne

Session: Poster – Cirrhosis and its complications: Experimental and pathophysiology

Poster #3: CLM-022, a dual inhibitor of priming and activation steps of NLRP3 inflammasome, as a potential treatment for acute and chronic inflammatory late-stage liver diseases

Poster: THU-152

Author/s: Hana El Khatib, Alexandra Caron, Elodie Delecroix, Victor Launay, Maryse Malysiak, Valérie Daix, Simon Debaecker, Guillaume Vidal, Dean Hum, Bart Staels, Sakina Sayah Jeanne

Session: Cirrhosis and its complications: Experimental and pathophysiology

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Poster #4: NTZ alleviates stress-induced hepatocyte cell death through modulation of oxidative stress and DNA damage signaling pathways in ACLF models

Poster: THU-166

Author/s: Marie Bobowski-Gerard, Nicolas Stankovic Valentin, Sylvie Deledicque, Simon Debaecker, Nina TSerstevens, Philippe Delataille, Sakina Sayah Jeanne, Dean Hum, Vanessa Legry, Jérôme Eeckhoute, Joan Claria, Bart Staels

Session: Cirrhosis and its complications: Experimental and pathophysiology

Poster #5: A Machine-Learning algorithm using Real-World Data identified subpopulations at risk for adverse outcomes in patients with Acute-on-Chronic Liver Failure

Poster: FRI-193

Author/s: Jonel Trebicka, Arun J. Sanyal, Thierry Artzner, William Bernal, Joan Clària, Javier Fernández, Lise Lotte Gluud, Jennifer Lai, Jacqueline O’Leary, Pierre-Emmanuel Rautou, Debbie L. Shawcross, Bart Staels, Florence Wong, Carol Addy, Stephanie Ferreira, Dean Hum, Jeremy Magnanensi, Pierbruno Ricci, Katharina Staufer, Richard Moreau, Paolo Angeli, Jasmohan Bajaj

Session: Cirrhosis and its complications: ACLF and Critical Illness

Diagnostic

Poster #6: Development and validation of two NIS2+®-based models for the detection of MASH resolution and fibrosis improvement

Poster: WED-494

Author/s: Vlad Ratziu, Sven Francque, Yacine Hajji, Jeremy Magnanensi, Zouher Majd, Dean Hum, Bart Staels, Quentin M. Anstee, Arun J. Sanyal

Session: MASLD: Diagnostics and non-invasive assessment

II.	Events

“EASL Studio”

GENFIT will be joining an EASL Studio session organized during the congress. Incoming EASL Secretary General (as of May 9, 2025), Professor Debbie Shawcross, will be moderator. She will be joined by EASL Studio Editorial Board Panel Representative, Thomas Reiberger, Professor of Hepatology at the Medical University of Vienna, to discuss the topic: “Moving towards recompensation: Putting out the fire that fuels decompensation and ACLF.” Industry representatives will be GENFIT and Boehringer Ingelheim.

Debbie Shawcross, BSc, MBBS, PhD, FRCP, Professor of Hepatology and Chronic Liver Failure, Institute of Liver Studies, King’s College London, UK, commented: “The EASL Studio is the premier platform created by EASL to facilitate innovative scientific and strategic discussions. It brings together a wide range of stakeholders, including academics, industry partners, policymakers, regulatory bodies, and patients, to discuss a selected topic from various perspectives. This year’s topic on ACLF provides a

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unique opportunity for education and advocacy on ACLF and to present the latest scientific research and findings. We hope that such discussions will translate into better patient care. “

EF CLIF & GENFIT: “Continuing Our Mission to Address ACLF”

GENFIT will co-host an event with the European Foundation for the Study of Chronic Liver Failure (EF CLIF) on May 7, 2025, to explore the latest scientific insights and collaborative efforts in the presence of:

~~•~~	Dr Arun J Sanyal, Professor of Medicine and Director of the Division of Gastroenterology at the Medical Center of the Virginia Commonwealth University in Richmond, USA. Former President of the AASLD[1].
~~•~~	Professor Pierre-Emmanuel Rautou, Clinical Specialist in Hepatology, Professor of Hepatology at Université Paris-Cité and Beaujon Hospital (Clichy, France), Head of the splanchnic hemodynamic laboratory at Beaujon Hospital.

~~•~~	Professor Richard Moreau, Chairman of the Scientific Advisory Board of EF CLIF and Professor of Hepatology, Liver Unit, Beaujon Hospital, Assistance Publique Hôpitaux de Paris (APHP), Clichy, France

Dean Hum, Chief Scientific Officer at GENFIT, will also provide an update on GENFIT’s ACLF pipeline and R&D initiatives.

KOLs ACLF Advisory Board

GENFIT will host a Key Opinion Leaders (KOL) ACLF Advisory Board meeting bringing together leading experts from Europe and North America to discuss potential collaboration opportunities and initiatives such as GENFIT’s Real-World data program to enable further understanding of the ACLF syndrome and support more targeted, data-driven decision-making.

UNVEIL-IT® Investigator Meeting

An UNVEIL-IT® study meeting will take place on May 8, 2025 and will unite investigators, key opinion leaders in ACLF, study team members and pharmacists. The session will involve Dr. Jonel Trebicka, MD, PhD, Director of Department of Internal Medicine B, University of Münster, Germany, Deputy Director of EF CLIF, Spain, and include a panel discussion with Dr. Trebicka, Dr. S Hasan Naqvi, MD, University of Missouri-Columbia and Dr. Parvez Mantry, MD at the Liver Institute at Methodist Dallas Medical Center.

ACLF Patient Advocacy Council

GENFIT will host a new ACLF Patient Advocacy Council session, involving:

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1 American Association for the Study of Liver Diseases

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~~•~~	Dr. Jennifer Lai, leading transplant hepatologist from University of California San Francisco (MD, MBA, FACP)
~~•~~	Patient advocacy groups: Global Liver Institute (GLI) and European Liver Patients’ Association (ELPA)

~~•~~	Two patients who have had a liver transplant as a treatment for ACLF, and one patient caregiver

Discussions will focus on ACLF awareness, information gaps, awareness of clinical trials, and regulatory engagement, from a patient advocacy perspective. The session will be held on May 7, 2025.

Roundtable discussion “Advancing the Use of AI Tools in Hepatology Drug Development”

GENFIT will participate in a roundtable discussion on “Advancing the Use of AI Tools in Hepatology Drug Development” to take place on May 8, 2025 (organized by Scrip-CITELINE).

III.	Late breaker from Ipsen

Ipsen will be presenting data from its late-breaking abstract on elafibranor, highlighting favorable safety profile and significant efficacy in Primary Sclerosing Cholangitis (PSC) on May 10, 2025 at 11.15 CET.

ABOUT EASL

The European Association for the Study of the Liver (EASL) Annual Congress is a major international conference and brings together over 8,000 professionals, including clinicians, researchers, allied health professionals, patient representatives, and industry professionals. It stands out as Europe’s largest event in this domain. Across four interactive days, participants will benefit from hands-on learning sessions led by world-class faculty, presenting a unique opportunity for the liver community to share research, network, and engage with leading hepatology experts.

ABOUT ACLF

ACLF presents as a syndrome defined by a combination of hepatic and extrahepatic organ dysfunctions and failures and a uniformly poor prognosis. In patients with liver cirrhosis and acute hepatic decompensation, ACLF can be triggered by a precipitating event (e.g. an infection) that leads to a progressive functional deterioration of multiple organs with high short-term mortality (23% to 74% mortality at 28 days 2 ). In 2021, the prevalence of ACLF was estimated to be approximately 294,000 across the US, EU4, and UK3; a number expected to grow up to ~ 300,000

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2 Arroyo V et al., Nat. Rev. Dis. Primers 2 (2016)

3 IQVIA® market research

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patients by 20364. The incidence is growing at epidemic rates (+26% between 2006 and 2014) due to an aging population and a higher prevalence of steatotic liver disease5, diabetes, obesity, as well as alcohol consumption.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, G1090N, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor6) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in

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4 IQVIA® market research

5 Axley P, Ahmed Z, Arora S, Haas A, Kuo YF, Kamath PS, Singal AK. NASH Is the Most Rapidly Growing Etiology for Acute-on-Chronic Liver Failure-Related Hospitalization and Disease Burden in the United States: A Population-Based Study. Liver Transpl. 2019 May;25(5):695-705. doi: 10.1002/lt.25443. PMID: 30861321

6 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

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relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, patient recruitment, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2024 Universal Registration Document filed on April 29, 2025 (no. 25-0331) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 29, 2025 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACTS

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

GENFIT | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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